Sanofi-aventis announces Wayne Pisano’s

retirement and appoints Olivier Charmeil

Senior Vice President Vaccines

Paris, France - December 10, 2010 - Sanofi-aventis (EURONEXT : SAN and NYSE : SNY) announces the appointment of Olivier Charmeil as Senior Vice President, Sanofi Pasteur, the Vaccines Division of the Group, effective 1st January 2011.

Succeeding Wayne Pisano, who will retire in February 2011, Olivier Charmeil, currently Senior Vice President Global Operations Asia/Pacific and Japan, will report directly to Christopher A. Viehbacher, Chief Executive Officer, sanofi-aventis, and will become a member of the Executive Committee.

“I would like to thank Wayne for his achievements in developing the vaccines growth platform and his dedication to the company over the past 14 years. Under Wayne’s leadership, Sanofi Pasteur has strengthened its position as a world leader in the vaccine industry and is well positioned for future growth in international markets”, said Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis.

Olivier Charmeil joined Sanofi Pharma in 1994 as head of business development and has held a number of key positions since then including CFO Asia and CEO of the French affiliate, taking up his current role in February 2006.

“Olivier’s wealth of experience in both commercial operations and business strategy combined with his expertise in emerging markets are core strengths required in the future development of the vaccines division”, said Christopher A. Viehbacher. “I am confident that with Olivier’s track record, he will lead the Division to further growth in the future”.

A global vaccine leader, the sanofi-aventis Vaccines division, Sanofi Pasteur represents a core growth platform for the company by achieving a growth of 19.2% in 2009. The strategy will be to continue to maximise opportunities and synergies, focus on the advancement of the strong pipeline and increasing access to vaccines, particularly in the emerging markets.

Olivier Charmeil Biography

Olivier Charmeil is a graduate of HEC (Ecole des Hautes Etudes Commerciales) and of the Institut d’Etudes Politiques in Paris. Prior to joining Sanofi Pharma, Olivier worked in the Mergers & Acquisitions department of Banque de l’Union Européenne.

In 1994, Olivier joined Sanofi Pharma as head of Business Development and has held a number of key positions with the Group, including Chief Financial Officer (Asia) and Chairman and Chief Executive Officer of the French affiliate. He was appointed to his current position in February 2006. Since January 1, 2008, Operations Japan has reported to Olivier Charmeil as well as Asia/Pacific & Japan Vaccines since February 2009.

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In his most recent position, as head of the region Asia Pacific / Japan, Olivier Charmeil was in charge of 16 country entities generating sales of over 4 billion Euros and employing over 13 000 people. Within this tenure, a key feature has been the maximization of opportunities for growth ramping up market share in key countries through diverse initiatives and new Business Development in addition to building a true entrepreneurial mindset in the region and delivering on a 5-year strategic roadmap for success across operations, manufacturing, vaccines and development.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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